Mail Stop 3561

May 4, 2007

Joseph G. NeCastro
Chief Financial Officer
The E.W. Scripps Company
312 Walnut Street
Cincinnati, OH 45202

> **Re: The E.W. Scripps Company**
> **File No. 000-16914**
> **Form 10-K: For the Year Ended December 31, 2006**

Dear Mr. NeCastro:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page F-6

1. We note that you make several estimates with regard to your recognition of revenue. For example, we note that you must estimate i) rebates and discounts given based upon the volume of advertisements purchased by a customer, ii) make-good advertisements due to a customer when a guaranteed audience size is

not delivered, iii) referral refunds resulting from the cancellation of contracts by customers of third-party service providers, and iv) the amount of network affiliate fee revenue and licensing revenue which is due to you, but not reported to you until after the close of the reporting period. In this regard, we note that the "Critical Accounting Policies and Estimates" section of your filing only discusses the estimates related to your network affiliate fee revenue. While we acknowledge that your significant accounting policies footnote discusses the various estimates made with regard to revenue recognition, we believe that additional disclosure in the "Critical Accounting Policies and Estimates" section of your filing may also be warranted -- given that the estimates require significant judgment and directly impact your reported results of operations. As such, with regard to each estimate that is a significant element of your revenue recognition policy, please expand your disclosure in MD&A to discuss how you arrive at the estimates, the degree of judgment applied to the estimates, and how accurate your estimates have been in the past.

Financial Statements

Consolidated Balance Sheets, page F-26

2. We note that the "Miscellaneous" liabilities balances reported in your balance sheet represent approximately 24.8% and 21.3% of your "Total current liabilities" balances reported at December 31, 2006 and December 31, 2005, respectively. As such, please tell us and disclose the nature of your obligations which have been classified as miscellaneous liabilities and disclose the amounts of any individual obligations that are significant. Refer to Rule 5-02(20) of Regulation S-X for further guidance.

Consolidated Statements of Income, page F-27

3. Given the significance to "Total costs and expenses," please disclose the nature of items included in "other costs and expenses" and the amounts of any individual significant items therein.

Consolidated Statements of Cash Flows, page F-28

4. We note the net presentation in cash flow from operating activities for "Dividends received greater than equity in earnings of JOAs and other joint ventures," "Affiliate fees billed greater than amounts recognized as revenue" and "Payments for programming less (greater) than program cost amortization." Generally, information on a gross basis is more relevant than a net presentation pursuant to paragraph 11 of FAS 95. In particular, gross presentation is preferable where cash amounts are netted with noncash amounts, as appears to be the case with the "Dividend received …" and "Payments for programming …" lines of your statements of cash flows. Please revise your statements of cash flows to present

the items indicated on a gross basis, or explain to us why your presentation is appropriate.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Amortizable Intangible Assets, page F-33

5. We note that in the fourth quarter of 2004, you concluded that your "broadcast television network affiliation" intangible assets no longer had indefinite lives and began amortizing the value assigned to your network affiliation relationships over 20 to 25 years. Given that each of your affiliation relationships is due to expire in 2010, please tell us how you determined that 20 to 25 years was the appropriate amortization period for your network affiliation intangible assets. To the extent that you have assumed that your network affiliate agreements will be extended or renewed, please tell us the basis of your assumption and the length (in years) of i) a standard network affiliate agreement and ii) the network affiliate agreements that you have entered into in the past. Also, tell us the aggregate amount of costs you expect to incur to extend or renew these agreements.

8. Investments, page F-41

6. In view of the materiality of your equity in earnings of others, please disclose the amount of consolidated retained earnings that represents undistributed earnings of 50 percent or less owned persons accounted for by the equity method pursuant to Rule 4-08(e)(2) of Regulation S-X.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief